

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2024

Andrew J. Hirsch
President and Chief Executive Officer
C4 Therapeutics, Inc.
490 Arsenal Way, Suite 120
Watertown, Massachusetts 02472

      Re: C4 Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed October 31, 2024
           File No. 333-282934

Dear Andrew J. Hirsch:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at 202-551-3635 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences

cc: Shoaib A. Ghias, Esq.